Exhibit 99.1

AGENCIA COMERCIAL SPIRITS LTD ADVANCES AI COMPUTING INFRASTRUCTURE WITH FIVE-YEAR NETWORKING INTEGRATION SERVICES AGREEMENT IN INDONESIA

TAICHUNG CITY, Taiwan, Aug. 12, 2026 (GLOBE NEWSWIRE) -- Agencia Comercial Spirits Ltd (NASDAQ: AGCC) (“Agencia” or the “Company”), a company whose principal business operations comprise both its established premium whisky business and the development of AI computing infrastructure and cloud-based computing services, today announced that its subsidiary has entered into a five-year networking integration technical services agreement with an independent service provider in connection with the Company’s planned AI computing infrastructure deployment in Indonesia. The entry into this agreement marks a critical operational milestone as the Company continues to scale its AI computing infrastructure business in parallel with its existing established whisky operations.

AI Computing Business Development

Since launching its AI Computing Infrastructure Initiative in February 2026, a strategic undertaking now recognized as a co-primary business line, the Company has entered into a series of commercial and infrastructure arrangements supporting this principal business line, including a five-year computing technology services agreement with a customer in the digital financial services sector, power supply and data center land arrangements, and agreements relating to data center construction, network infrastructure procurement and technical support in Indonesia. To date, these previously announced agreements are progressing in accordance with their respective terms, and the Company continues to engage with suppliers to advance the construction timeline. The networking integration agreement announced today forms part of the continuing build-out of this infrastructure. The Company continues to operate its established whisky business as an equally principal, complementary line of business.

Under the agreement, a regional network integration services provider will provide networking integration and related technical services supporting the Company’s computing infrastructure. The scope of services principally includes access to and sharing of networking resources, network planning and deployment, system integration and interconnection, network-wide connectivity, and ongoing network operation and maintenance support.

The agreement has a basic service term of five years commencing from the applicable service commencement date. Fixed networking technical service fees under the agreement total US$10.0 million during the five-year service period. Certain infrastructure usage and operating costs associated with the networking services will be separately determined based on actual usage and the terms of the agreement.

The service provider is also responsible for ongoing network-level technical support throughout the service term, including network monitoring, troubleshooting, maintenance and optimization designed to support stable connectivity and operation of the integrated computing infrastructure.

The agreement forms part of the Company’s continuing development of its planned AI computing infrastructure and cloud-based computing services in Indonesia. Together with previously announced arrangements relating to data center construction, network infrastructure procurement, power supply and technical support, the agreement is intended to support the networking and operational infrastructure required for the Company’s planned computing deployment.

The agreement is an infrastructure and technical services arrangement and is not a customer revenue contract. It does not, by itself, guarantee that the relevant computing infrastructure will be successfully completed or deployed, that contemplated computing capacity will become operational or be fully utilized, that customers will use the Company’s planned AI computing services, or that the Company will generate revenue, profitability or positive cash flow from the project.

The Company’s AI computing infrastructure business is not an ancillary or exploratory venture; it is a principal business operation that the Company is actively scaling through dedicated capital expenditure, subsidiary structuring, and long-term infrastructure contracting. While the whisky business represents the Company’s historical revenue base, the AI computing initiative is a co-equal strategic priority intended to provide diversified revenue streams and long-term growth. The Company expects to continue allocating significant management attention and financial resources to both business lines as co-primary operations, with the “principal” designation reflecting the Company’s strategic capital commitment and operational focus rather than current revenue contribution from the AI segment.

Management Commentary

“This agreement is another step in the continuing build-out of our AI computing infrastructure business, which we are developing alongside our established whisky operations,” said Mr. TSAI Yi-Yang, CEO of Agencia. “Since launching the initiative earlier this year, we have been putting in place the customer, power, construction, network and technical-service arrangements required to support deployment. Our focus remains on disciplined execution and on building the infrastructure and operational capabilities needed to develop AI computing and cloud-based services as a significant part of Agencia’s future business.”

Management believes that the Company’s planned infrastructure deployment, if successfully implemented, may provide an opportunity to participate in demand for AI computing capacity and related services in Southeast Asia. However, the Company’s AI computing infrastructure strategy remains subject to significant business, operational, financing, construction, technology, regulatory, customer demand and execution risks.

About Agencia Comercial Spirits Ltd

Agencia Comercial Spirits Ltd is a Nasdaq-listed company with two principal business focuses: (i) its established premium whisky operations; and (ii) the development of AI computing infrastructure and cloud-based computing services. These two lines of business represent the Company’s primary operational pillars, with the Company dedicating substantial resources to the development and scaling of its AI computing infrastructure business. The Company’s whisky operations include procurement and distribution of bottled whisky, procurement and distribution of raw cask whisky, and cask-to-bottle and distribution services, including brand-authorized bottling, packaging and sales, in Taiwan and select international markets.

Since early 2026, the Company has launched and been developing its AI Computing Infrastructure Initiative through subsidiaries in Singapore, Indonesia and other jurisdictions. This initiative represents a principal business focus, backed by substantive contractual arrangements for commercial AI computing cloud services and the development of supporting data center, power, network and technical infrastructure. The Company’s historical operating revenue has been derived from its whisky operations, and the AI computing business remains in development and deployment and is subject to significant business, financing, construction, technology, regulatory, customer demand and execution risks.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements regarding the Company’s strategy of developing AI computing infrastructure and cloud-based computing services as a principal business alongside its existing whisky business; the implementation and performance of the networking integration technical services agreement; the development, deployment and operation of the Company’s planned computing infrastructure in Indonesia; the integration, connectivity, availability and performance of networking and computing infrastructure; the availability of technical support and maintenance services; the Company’s ability to obtain financing and other required resources; the availability of power supply, data center capacity, network connectivity, equipment, contractors and technical personnel; expected customer demand; expected technical and operational performance; and the potential contribution of the Company’s AI computing initiatives to its future business and financial profile.

Forward-looking statements are generally identified by words such as “may,” “will,” “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate,” “potential,” “target,” “seek,” “could,” “should,” “continue” and similar expressions, although not all forward-looking statements contain these identifying words. These statements are based on the Company’s current expectations and assumptions and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such statements.

These risks and uncertainties include, but are not limited to, risks that the agreement may not be implemented or performed as currently contemplated; networking deployment, integration, testing, commissioning or operational implementation may be delayed, suspended or cancelled; the Company may incur costs exceeding current expectations; equipment, network infrastructure or related systems may experience compatibility, performance, availability or technical issues; service providers, suppliers, contractors, utility providers or other counterparties may fail to perform their obligations; required permits, approvals, licenses, certifications or operational readiness requirements may not be obtained or maintained; the Company may not obtain sufficient financing or may experience liquidity constraints; power supply, data center capacity, network connectivity or other required infrastructure may not become available on the expected schedule or at all; cybersecurity incidents, data protection requirements or other operational risks may adversely affect the project; and regulatory, export control, sanctions, licensing, tax, geopolitical, competitive or market conditions may adversely affect implementation or operation.

The Company may incur significant capital expenditures, service costs, operating expenses and other costs before generating corresponding customer revenue. The agreement described in this press release is not a customer revenue contract and does not constitute a guarantee of project completion, deployed computing capacity, customer usage, revenue, revenue guidance, operating income, net income, cash flow, profitability, margin or investment return. Any revenue recognition from the Company’s planned AI computing services will depend on actual service deployment and delivery, executed customer arrangements, customer acceptance and usage, payment performance and the Company’s applicable accounting policies.

Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Investor and Media Contact

Agencia Comercial Spirits Ltd
No. 23-1, Shenzun Rd., Shengang Dist.
Taichung City 429014, Taiwan (R.O.C.)
Phone: +886-4-2254-0373
Email: Victsai@agcctw.com

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